Legal Name	Jurisdiction of Incorporation
Shift Platform, Inc.	Delaware
Shift Operations LLC	Delaware
Shift Finance, LLC	Delaware
Shift Transportation LLC	Delaware
Shift Insurance Services LLC	Delaware
Shift Marketplace Holdings, LLC	Delaware
Shift Marketplace, LLC	Delaware
Fair Dealer Services, LLC	Delaware
CarLotz, Inc. (f/k/a Acamar Partners Acquisition Corp.)	Delaware
CarLotz Group, Inc. (f/k/a CarLotz, Inc.)	Delaware
CarLotz Nevada, LLC	Nevada
CarLotz California, LLC	California
CarLotz, Inc. (Illinois)	Illinois
Orange Grove Fleet Solutions, LLC	Delaware
CarLotz Logistics, LLC	Delaware
Orange Peel, LLC	Delaware
Orange Peel Reinsurance Company, Ltd.	Turks and Caicos Islands
Orange Peel Protection Reinsurance, Ltd.	Turks and Caicos Islands